UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 15, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1H2019 OPERATIONAL RESULTS

Moscow, Russia – August 15, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2019 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on operational results:

“Our large-scale program of upgrading mining equipment at our mining assets is yielding obvious results. In the second quarter we increased coal output by a third, and by 41% at the Elga coal deposit, as our management’s attention was focused on increasing coking coal production. We have also stabilized the situation with railcar availability. As a result, coking coal concentrate sales went up by 13% quarter-on-quarter — both domestically (+12%) and in Asia Pacific (+21%).

“PCI sales went up by 9% in 2Q2019 quarter-on-quarter as we increased PCI sales to our Japanese clients.

“Southern Kuzbass Coal Company increased anthracite output in this accounting period. However, the sales results for this type of coal (-14%) reflect the fact that several major batches formed in the 4Q2018 were sold in the first quarter.

“As for thermal coal, in the second quarter its sales to Russian power stations and housing and utility companies saw a seasonal slump. However, we increased sales to the European Union (+37%) and Asia (+21%). Vietnam, which accounts for more than half of our thermal coal sales to third parties, is currently the chief consumer of Elga’s thermal coal.

“Despite an increase in iron ore concentrate output at Korshunov Mining Plant, its sales saw a minor decrease of 4% in the second quarter. This was due to the fact that as we faced a railcar shortage in late 2018, we accumulated excessive stock reserves which were then sold to third parties in January-March. In this year’s first half, iron ore concentrate sales increased by 42% year on year, while sales to third parties went up by nine times.

“This accounting period’s six-percent decrease in coke sales was due to a major batch bound for India being rescheduled for the next accounting period.

“The steel division ensured pig iron and steel output at the previous quarter’s level. In July we halted one of Chelyabinsk Metallurgical Plant’s blast furnaces for a major overhaul due to be completed by the year’s end. At the same time, we expect that this year’s output of Chelyabinsk Metallurgical Plant’s finished products will remain at the 2018 level.

“The eight-percent increase in long rolls sales in 2Q2019 was due to a traditional seasonal spike in demand on construction markets in Russia and the CIS, particularly for rebar. Sales of stainless long rolls remained at the previous quarter’s level. In this accounting period we began shipping off rails on a new annual contract with Russian Railways, which led to a major increase in rail production at our universal rolling mill. Also in the second quarter we began shipping rails on key contracts with Belarusian Railways and Moscow Metro. Early in 3Q2019 the universal rolling mill made an important achievement — it produced its millionth tonne of rails. Thus rails accounted for 40% of the mill’s total output. De facto we became one of the world’s leading rail producers and are ready to participate in infrastructure projects.

“In the second quarter, domestic sales of flat rolls went down by 2%. At the same time we increased sales of stainless flats to third parties by 12%. This is a highly profitable business segment and we consider it to be strategically important for the Group. Experts say that importers currently account for 90% of the market for stainless flats. This means that there are opportunities for import substitution in this product range, which we are already using, and we plan to continue moving in this direction.

“Sales of ferrosilicon produced by Bratsk Ferroalloys Plant went up by 14% in this accounting period, with sales to third parties up by half. Demand for this product remains stable both domestically and internationally.

“The four-percent increase in hardware sales in 2Q2019 was due primarily to an increase in wire sales to domestic constructors through the Mechel-Service network.

“The 19-percent decrease in forgings sales quarter-on-quarter was due to a slump in demand in the European Union. The five-percent increase in stampings sales was due to an increase in orders for locomotive axles by one of our key clients. It must also be noted that in this accounting period we increased sales of high-margin stampings from heat resistant alloys, which had a positive impact on the average sales price.

“The slump in electricity (-4%) and heat (-52%) generation quarter-on-quarter was due to the end of the heating season and beginning of equipment repairs.”

Production and sales for 1H2019

Production:

Product Name	1H2019, thousand tonnes	1H2018, thousand tonnes	%	2Q2019, thousand tonnes	1Q2019, thousand tonnes	%
Run-of-Mine Coal	8,136	9,691	-16	4,616	3,520	+31

Pig Iron	1,737	1,928	-10	867	870	0

Steel	1,861	2,051	-9	932	930	0
Electric power generation (thousand kWh)	1,755,693	1,742,191	+1	857,970	897,722	-4
Heat power generation (Gcal)	2,996,001	3,276,148	-9	975,372	2,020,629	-52

Sales:

Product Name	1H2019, thousand tonnes	1H2018, thousand tonnes	%	2Q2019, thousand tonnes	1Q2019, thousand tonnes	%
Coking coal concentrate	3,613	3,521	+3	1,916	1,697	+13

Including coking coal concentrate supplied to third parties	2,241	2,061	+9	1,218	1,023	+19

PCI	545	680	-20	284	261	+9

Including PCI supplied to third parties	545	680	-20	284	261	+9

Anthracites	295	648	-55	136	158	-14

Including anthracites supplied to third parties	234	541	-57	104	130	-20

Thermal coal	2,644	3,021	-13	1,311	1,333	-2

Including thermal coal supplied to third parties	2,338	2,575	-9	1,151	1,187	-3

Iron ore concentrate	1,200	846	+42	588	612	-4
Including iron ore concentrate supplied to third parties	167	18	+835	18	149	-88
Coke	1,265	1,214	+4	613	652	-6

Including coke supplied to third parties	416	306	+36	185	231	-20

Ferrosilicon	36	38	-5	19	17	+14
Including ferrosilicon supplied to third parties	24	21	+12	14	10	+46

Long rolls	1,264	1,410	-10	657	607	+8

Flat rolls	227	271	-16	112	114	-2

Hardware	290	314	-7	148	142	+4

Forgings	21	22	-2	10	12	-19

Stampings	60	72	-18	31	29	+5

Key investment projects progress

Universal rolling mill:

	1H2019, thousand tonnes	1H2018, thousand tonnes	%	2Q2019, thousand tonnes	1Q2019, thousand tonnes	%
Sales of rails	90	93	-3	59	31	+91
Sales of sections	142	142	-1	68	73	-7

Elga coal complex:

	1H2019, thousand tonnes	1H2018, thousand tonnes	%	2Q2019, thousand tonnes	1Q2019, thousand tonnes	%
Run-of-mine coal	2,038	2,540	-20	1,192	845	+41

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 15, 2019